EXHIBIT 2
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THIS  ANNOUNCEMENT  IS NOT FOR RELEASE,  PUBLICATION OR  DISTRIBUTION IN OR INTO
AUSTRALIA OR JAPAN

For Immediate Release

30 June 2003

                            WPP Group plc ("WPP") and

                 Cordiant Communications Group plc ("Cordiant")

         WPP declares terms for proposed acquisition of Cordiant final*

Details of the recommended proposal for WPP to acquire Cordiant were set out in the document sent to Cordiant Shareholders on 28 June 2003. WPP does not intend to revise the terms as set out in this document, namely one New WPP Share for every 205 Cordiant Shares.*

Enquiries:

WPP                         020 7408 2204
Sir Martin Sorrell
Feona McEwan

Goldman Sachs International 020 7774 1000   HSBC
Richard Campbell-Breeden                    Rupert Faure Walker   020 7992 2101
Stuart Cash                                 Nigel Medhurst        020 7992 2317

Buchanan Communications     020 7466 5000
Richard Oldworth
Mark Edwards


*WPP reserves the right to revise its terms for the acquisition of Cordiant in the event of a competing situation (as determined by the Panel) arising, or otherwise with the consent of the Panel.

Terms defined in the document dated 28 June 2003 have the same meaning when used in this announcement, unless the context requires otherwise.

Goldman Sachs International is acting for WPP and no one else in connection with the Proposal and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Proposal.


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HSBC is acting for WPP and no one else in connection  with the Proposal and will not be responsible to anyone other than WPP for providing the protections afforded to clients of HSBC or for providing advice in relation to the Proposal.

This press announcement does not constitute an offer or an invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Proposal or otherwise. The New WPP Shares to be issued pursuant to the Scheme have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") nor under the securities laws of any state of the United States but are intended to be issued to persons within the United States pursuant to the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of the Securities Act. In addition, no steps have been taken, nor will any be taken, to enable the New WPP Shares to be offered in compliance with the applicable securities laws of Japan and no prospectus in relation to the New WPP Shares has been, or will be, lodged with or registered by the Australian Securities and Investment Commission. Accordingly, the New WPP Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Japan or Australia).

The directors of WPP accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.


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